Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 5 DATED SEPTEMBER 14, 2016

TO THE PROSPECTUS DATED APRIL 28, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 28, 2016, as supplemented by Prospectus Supplement No. 1, dated May 11, 2016, Prospectus Supplement No. 2, dated June 9, 2016, Prospectus Supplement No. 3, dated July 7, 2016, and Prospectus Supplement No. 4, dated August 17, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Suitability Standards;”

D.	To update the section of the Prospectus titled “Business;”

E.	To update the section of the Prospectus titled “Management of the Company;”

F.	To update the sections of the Prospectus titled “Prospectus Summary—Unit Repurchase Program” and “Unit Repurchase Program;” and

G.	To update the sections of the Prospectus titled “Prospectus Summary—Distribution Reinvestment Plan” and “Distribution Reinvestment Plan.”

A.	Status of Our Public Offering

As of September 12, 2016, we had raised gross proceeds of approximately $256.0 million from the sale of approximately 26.0 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On August 11, 2016, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from August 1 through August 31, 2016. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197268 per unit per day (less the distribution fee with respect to Class C units). On September 1, 2016, $816,582 of these distributions were paid in cash and on August 31, 2016, $674,120 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Suitability Standards”

The following sentence of the “Suitability Standards” of the Prospectus is hereby deleted in its entirety:

“No subscription for Class C units will be accepted from the residents of the state of Kentucky.”

D.	Update to the Section Titled “Business”

1.	The fifth sentence in the second paragraph of the “Business—Our Advisor” section of the Prospectus is deleted in its entirety and replaced with the following:

“Additionally, Ms. Nelund acts as an Independent Trustee of the Victory Funds, a mutual fund complex with more than $32.9 billion in Assets Under Management (“AUM”).”

2.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of August 31, 2016:

Investments

Since the Company commenced operations and through August 31, 2016, the Company has funded $398 million in aggregate investments, including $25 million in temporary investments. Of the aggregate investment amount, the Company has received $184.7 million in full aggregate transaction repayments from existing and exited trade finance, term loan, and temporary investment facilities. Of the aggregate transaction repayment amount, approximately $87.6 million represents transactions of trade finance, term loan, and temporary investment facilities that are closed and no longer part of the Company’s portfolio.

As of August 31, 2016 the Company had the following investments:

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Agriculture Distributor[5]	Farm-Product Raw Materials	Argentina	Trade Finance	9/30/2016	9.00%	$15,000,000	$15,000,000
Agricultural Products Exporter II6	Farm-Product Raw Materials	Singapore	Trade Finance	1/6/2017	11.50%	$10,000,000	$10,000,000
Beef Exporter[7]	Meat Products	Argentina	Trade Finance	12/31/2016	11.50%	$9,000,000	$9,000,000
Chia Seed Exporter[8]	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016	10.90%	$2,500,000	$1,857,288
Clean Diesel Distributor[9]	Bulk Fuel Stations and Terminals	Peru	Term Loan	8/1/2019	11.50%	$15,000,000	$15,000,000
Consumer Goods Distributor[10]	Groceries and Related Products	Namibia	Trade Finance	10/21/2016	12.00%	$2,000,000	$750,000
Dairy Co-Operative[11]	Dairy Products	Argentina	Trade Finance	7/29/2016	10.67%	$6,000,000	$6,000,000
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	7/5/2017	14.02%[12]	$4,500,000	$3,700,000
Electronics Assembler[13]	Communications Equipment	South Africa	Trade Finance	12/27/2016	13.00%	$11,000,000	$4,499,783
Farm Supplies Distributor[14]	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	5/3/2016	12.43%	$10,000,000	$5,078,526
Fish Processor & Exporter[15]	Commercial Fishing	Ecuador	Trade Finance	6/19/2016	9.00%	$2,000,000	$297,638
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015[16]	12.00%	$1,250,000	$652,420
Hospitality Service Provider[17]	Hotels and Motels	Cabo Verde	Term Loan	8/21/2021	13.50%	$17,000,000	$17,000,000
Integrated Steel Producer[18]	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	8/7/2017	13.00%	$6,000,000	$6,000,000
International Development Logistics Provider[19]	Lumber and Other Construction Materials	Italy	Trade Finance	10/12/2016	8.50%	$5,000,000	$1,435,976

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
IT Service Provider[20]	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019	13.50%	$14,000,000	$11,057,027
Machinery and Equipment Provider[21]	Machinery, Equipment, and Supplies	United Kingdom	Trade Finance	11/13/2016	12.00%	$1,000,000	$833,546
Marine Logistics Provider[22]	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020	15.11%	$16,050,000	$13,505,067
Meat Processor II23	Meat Products	South Africa	Trade Finance	3/17/2017	14.50%	$2,800,000	$939,826
Metals Trader[24]	Metals and Minerals, Except Petroleum	United Kingdom	Trade Finance	11/2/2016	9.45%	$4,000,000	$3,853,428
Mine Remediation Company[25]	Metal Mining Services	South Africa	Trade Finance	8/15/2016	17.50%	$2,500,000	$2,276,003
Oilseed Distributor[26]	Fats and Oils	Argentina	Trade Finance	12/15/2016	8.75%	$6,000,000	$6,000,000
Power Producer[27]	Electric Services	Ghana	Trade Finance	3/10/2017	11.50%	$11,500,000	$11,500,000
Railway Equipment Provider[28]	Rental of Railroad Cars	South Africa	Term Loan	1/31/2020	12.00%	$5,000,000	$4,570,619
Scrap Metal Recycler	Secondary Nonferrous Metals	Morocco	Trade Finance	7/17/2017	11.00%[29]	$8,500,000	$3,800,000
Sesame Seed Exporter[30]	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016	12.00%	$2,000,000	$1,000,000
Shrimp Exporter[31]	Fresh or Frozen Packaged Fish	Ecuador	Trade Finance	6/6/2017	9.25%	$3,000,000	$1,709,452
Sugar Producer[32]	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	17.43%	$3,000,000	$3,000,000
Tin Producer[33]	Primary Nonferrous Metals	Indonesia	Term Loan	6/30/2020	12.00%	$3,000,000	$3,000,000
Vanilla Exporter[34]	Groceries and Related Products	Mauritius	Trade Finance	5/2/2017	10.99%	$7,500,000	$7,201,800
Investment Portfolio Total						$206,100,000	$170,518,399

Temporary Investments35

Description	Sector	Country	Investment Type	Maturity	Interest Rate	Total Loan Commitment	Total Amount Outstanding
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Bridge Loan	5/21/2016	11.67%	$5,000,000	$5,000,000
Financial Services Provider II36	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	10/16/2016	11.50%	$20,000,000	$20,000,000
Temporary Investments Total						$25,000,000	$25,000,000
Investment Portfolio and Temporary Investments Totals						$231,100,000	$195,518,399

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower.
[2]	Interest rates are as of August 31, 2016 and, where applicable, are weighted averages amongst multiple transactions. Interest rates include contractual rates and accrued fees where applicable.

[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of August 31, 2016. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	The impact objectives for the Agriculture Distributor are job creation, wage increase, and agricultural productivity.
[6]	As of August 31, 2016, the Company, together with its sub-advisor, were working with the Agriculture Products Exporter to finalize its impact data submission to the Company.
[7]	The impact objectives for the Beef Exporter are job creation, wage increase, and agricultural productivity.
[8]	The impact objectives for the Chia Seed Exporter are agricultural productivity, job creation, and health improvement.
[9]	On August 2, 2016, the Company funded $15,000,000 to the Clean Diesel Distributor as part of a new $15,000,000 senior secured three-year term loan facility. With an interest rate of 11.50% and maturity date of August 1, 2019, the transaction is secured by the borrower’s fixed assets. It is anticipated that the Company’s financing will strengthen the borrower’s competitive positioning in Peru as a leading provider of primarily high quality ultra-low sulfur diesel products—the cleanest-burning diesel available in the Peruvian market—to the country’s growing transport, industrial and manufacturing sectors. The impact objectives for the Clean Diesel Distributor are access to energy and job creation.
[10]	The impact objective for the Consumer Goods Distributor is job creation.
[11]	The impact objectives for the Dairy Co-Operative are job creation and wage increase.
[12]	The interest rate includes 2.50% of deferred interest. The impact objectives for the Diaper Manufacturer are job creation and health improvement.
[13]	Between August 5 and August 29, 2016, the Company funded four transactions totaling $1,070,300 as part of an existing $11,000,000 senior secured trade finance facility with the Electronics Assembler. With a fixed interest rate of 13.00%, all four transactions are set to mature between December 3 and December 27, 2016 and are secured by the stock that is delivered to the company’s warehouse. The impact objective for the Electronics Assembler is job creation.
[14]	The Company’s trade finance facility with the Farm Supplies Distributor serves to finance the shipment of farm supplies to a parastatal organization of the Government of Zambia and is secured by receivables. The delay in repayment is due to slow payment of the receivables by the Government of Zambia. The Company has determined that there is sufficient collateral, including an insurance policy should the Farm Supplies Distributor not pay, to cover the entire balance due from borrower. The impact objective for the Farm Supplies Distributor is job creation.
[15]	The impact objectives for the Fish Processor and Exporter are job creation, wage increase, and agricultural productivity.
[16]	As of March 31, 2016, the Company, together with its sub-advisor, had agreed to further extend the principal maturity date to facilitate the strategic sale of the Fruit & Nut Distributor, which closed in June 2016. On June 30, 2016, the Company placed the Fruit & Nut Distributor on non-accrual status effective February 1, 2016 and is in the process of restructuring the loan. The Fruit & Nut Distributor continues to make small payments made against the balance that is due. The impact objective for the Fruit & Nut Distributor is job creation.
[17]	The impact objectives for the Hospitality Service Provider are job creation and capacity-building.
[18]	On August 17, 2016, the Company funded $2,000,000 to the Integrated Steel Producer as part of an existing senior secured $6,000,000 trade finance facility. With an interest rate of 13.00% and maturity date of August 7, 2017, the transaction is secured by specific inventory, receivables, and property. The borrower anticipates that the Company’s financing will continue to support its growth objectives, which include an expanding labor force and ongoing programs that contribute to greater equality and empowerment in the Zambian labor force. The impact objectives for the Integrated Steel Producer are job creation and equality and empowerment.
[19]	The interest rate is a variable rate of 8.50% plus six month Euribor (if positive). The impact objectives for the International Development Logistics Provider are access to new markets and job creation.
[20]	On August 31, 2016, the Company funded $4,700,000 as part of an existing senior secured $14,000,000 five-year term loan facility with the IT Service Provider. With a fixed rate of 13.50%, the transaction is set to mature on October 31, 2019 and is secured by service contracts and receivables. The borrower anticipates that the Company’s financing will enable the company to continuing pursuing its long-term growth objectives and support job creation. The impact objective for the IT Service Provider is job creation.
[21]	On August 2 and August 26 2016, the Company funded $558,135.27 and $294,814, respectively, as part of a new $1,000,000 senior secured trade finance facility with the Machinery and Equipment Provider. With an interest rate of 12.00%, both transactions are secured by receivables and will mature between October 18 and November 13, 2016. The Company financing will enable the trade of equipment and machinery products as well as maintenance services to an industrial client operating in Ghana. It is anticipated that the borrower’s activities in Ghana will improve productivity and competitiveness, through an innovative process that increases ease of access to machinery and equipment in a timely and cost effective manner.
[22]	The interest rate is a weighted average interest rate between three separate transactions which have a variable interest rate of one month Libor +10.5%. Two of the three transactions, totaling $12.1 million, include an additional 4.68% rate in deferred fixed interest. The impact objectives for the Marine Logistics Provider are capacity-building and job creation.
[23]	The impact objectives for the Meat Processor are job creation, access to education, and affordable housing.
[24]	The impact objective for the Metals Trader is productivity & competitiveness improvement.
[25]	The impact objective for the Mine Remediation Company is job creation.
[26]	The impact objectives for the Oilseed Distributor are job creation, wage increase, and agricultural productivity.
[27]	The impact objective for the Power Producer is access to energy.
[28]	The impact objective for the Railway Equipment Provider is access to new markets.

[29]	The interest rate is a variable rate of one month Libor +10.50%. The impact objectives for the Scrap Metal Recycler are job creation, access to new markets, productivity & competitiveness improvement, and access to new products.
[30]	During 2016, the Sesame Seed Exporter lost a major customer, which resulted in a slowdown in business, affecting its ability to repay the amount due under the participation. However, the Sesame Seed Exporter has been able to secure new customers to replace the lost order(s), which will enable the Sesame Seed Exporter to start making payments to the Company. The Company has determined that there is sufficient collateral to support the repayment of this facility. The Sesame Seed Exporter began making interest payments in July 2016. The impact objectives for the Sesame Seed Exporter are agricultural productivity and capacity-building.
[31]	The impact objectives for the Shrimp Exporter are job creation and wage increase.
[32]	On August 27, 2015, the Company was informed that the Sugar Producer had filed for judicial recuperation with the local court in Brazil. On March 31, 2016, the Company placed the Sugar Producer on non-accrual status effective August 27, 2015. On June 14, 2016, the Company reached an agreement with the Sugar Producer on a repayment plan. The details of this plan are currently being ratified and documented but includes the full repayment of all principal and interest that is due. The impact objectives for the Sugar Producer are capacity-building and wage increase.
[33]	The impact objectives for the Tin Producer are job creation and capacity-building.
[34]	On August 4, 2016, the Company funded $4,951,800 to the Vanilla Exporter as part of an existing $7,500,000 senior secured trade finance facility. With an interest rate of one month Libor +11.00%, the transaction is set to mature on May 2, 2017 and is secured by inventory and receivables. The impact objectives for the Vanilla Exporter are access to new markets and job creation.
[35]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.
[36]	On August 17, 2016, the Company funded $5,000,000 to the Financial Services Provider to support a strategic temporary investment. At an interest rate of 10.00%, the transaction is set to mature within 60 days of funding. The promissory note from the Mauritian Financial Services Provider is an unsecured position and therefore may present a higher risk profile.

As of August 31, 2016 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]
Agricultural Products Exporter I2	Farm-Product Raw Materials	Singapore	Trade Finance	4/23/2015	$10,000,000	2/29/2016	11.85%
Agricultural Supplies Distributor I3	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	10/15/2014	$15,202,091	8/14/2015	13.11%
Agricultural Supplies Distributor II3	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	10/06/2015	$8,563,423	6/1/2016	10.76%
Candle Distributor[3]	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/2/2014	$1,400,000	9/16/2015	14.27%
Cement Distributor[3]	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%
Construction Materials Distributor[3]	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	10/9/2014	$838,118	4/1/2016	13.00%
Electronics Retailer[4]	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%
Farm Supplies Wholesaler[5]	Miscellaneous Non-Durable Goods	South Africa	Trade Finance	5/28/2015	$2,250,000	1/19/2016	13.14%
Fertilizer Distributor[3]	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%
Food Processor[3]	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%
Frozen Seafood Exporter[6]	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]
Industrial Materials Distributor[3]	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%
Insulated Wire Manufacturer[6]	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%
International Tuna Exporter[6]	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%
Meat Processor I7	Meat Products	South Africa	Trade Finance	7/7/2014	$2,950,000	4/1/2016	14.08%
Meat Producer[2]	Meat Products	South Africa	Trade Finance	11/27/2015	$1,500,000	2/3/2016	14.83%
Rice & Bean Importer[3]	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%
Rice Importer[8]	Farm-Product Raw Materials	Kenya	Trade Finance	11/6/2015	$399,653	5/19/2016	11.50%
Rice Producer[9]	Cash Grains	Tanzania	Trade Finance	1/22/2015	$3,900,000	4/1/2016	12.04%
Seafood Processing Company[6]	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%
Textile Distributor[3]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/25/2014	$7,026,515	5/30/2016	15.81%
Timber Exporter[10]	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%
Waste Management Equipment Distributor[11]	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%
Investment Portfolio Total					$84,589,877

Temporary Investments12

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]
Financial Services Provider I2	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	9/23/2014	$3,000,000	11/17/2014	15.94%
Temporary Investments Total					$3,000,000
Investment Portfolio and Temporary Investments Total					$87,589,877

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).
[2]	Impact data was not tracked for this investment. The Company does not track impact data for trade finance transactions that meet standard underwriting guidelines, but generally have the maturity of less than one year and involve borrowers with whom, at the time of funding, the Company does not expect to maintain an ongoing lending relationship or otherwise provide an open loan facility.
[3]	The impact objective for the Agricultural Supplies Distributor, Candle Distributor, Cement Distributor, Construction Materials Distributor, Fertilizer Distributor, Food Processor, Industrial Materials Distributor, Rice & Bean Importer, and Textile Distributor was job creation.
[4]	The impact objective for the Electronics Retailer was access to finance.
[5]	The impact objective for the Farm Supplies Wholesaler was agricultural productivity.

[6]	The impact objectives for the Frozen Seafood Exporter, Insulated Wire Manufacturer, International Tuna Exporter, and Seafood Processing Company were job creation and wage increase.
[7]	The impact objectives for the Meat Processor were job creation, access to education, and affordable housing.
[8]	The impact objectives for the Rice Importer were food security and job creation.
[9]	The impact objectives for the Rice Producer were job creation and equality & empowerment.
[10]	The impact objectives for the Timber Exporter were job creation, wage increase, and capacity-building.
[11]	The impact objective for the Waste Management Equipment Distributor was equality & empowerment.
[12]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.

Certain Portfolio Characteristics1

Total Assets (est.)	$220,519,000
Current Loan Commitments	$206,100,000
Leverage	0%
Weighted Average Portfolio Loan Size	$6,585,808
Weighted Average Portfolio Duration[2]	1.38 years
Weighted Average Yield on Loans[3]	12.01%
Average Collateral Coverage Ratio	1.68x
USD Denominated	100%
Senior Secured First-Lien	100%
Countries	18
Sectors	24

Top Five Investments by Percentage4

Company Description	Country	% of Total Assets
Hospitality Service Provider	Cabo Verde	7.7%
Agriculture Distributor	Argentina	6.8%
Clean Diesel Distributor	Peru	6.8%
Marine Logistics Provider	Nigeria	6.1%
Power Producer	Ghana	5.2%

Investment Type[5]	Developing Economies[5]	Sector Diversification[5]

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, does not include the Company’s temporary investment commitments such as the promissory note from the Mauritian Financial Services Provider and the bridge loan from the Singaporean Agricultural Products Exporter comprising 10.2% and 2.6%, respectively, of all the investments currently held by the Company. The promissory note from the Mauritian Financial Services Provider is an unsecured position.
[2]	Weighted average duration is the average period of time before the loans in the portfolio mature or come due weighted to properly account for the difference of investment sizes within the portfolio. Duration is calculated through the average turn of trade finance transactions and the contracted amortization of term loans.
[3]	Note, this is not a measure of the Company’s investment performance, nor the Company’s yield, nor is it necessarily indicative of distributions that the Company may provide to investors.
[4]	This represents all countries/sectors where the Company currently has a loan commitment other than through a temporary investment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[5]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s investments other than the Company’s temporary investments. The Company’s temporary investments include the promissory note from the Mauritian Financial Services Provider and the bridge loan from the Singaporean Agricultural Products Exporter comprising 10.2% and 2.6%, respectively, of all the investments currently held by the Company.

E.	Update to the Section Titled “Management of the Company”

The first sentence in the fifth paragraph of Ms. Nelund’s biography in the “Management of the Company—Managers and Executive Officers” section of the Prospectus is deleted in its entirety and replaced with the following:

“In addition to her activities with TriLinc, Ms. Nelund is an Independent Trustee of the Victory Funds, a mutual fund complex with more than $32.9 billion in assets under management.”

F.	Update to Sections Titled “Prospectus Summary—Unit Repurchase Program” and “Unit Repurchase Program”

1.	The second sentence of the section titled “Prospectus Summary—Unit Repurchase Program” on page 20 of the Prospectus is deleted in its entirety and replaced with the following clarifying disclosure:

“On June 11, 2014, we commenced a unit repurchase program pursuant to which we conduct quarterly unit repurchases to allow our unitholders, who have held our units for a minimum of one year, to sell their units back to us at a price equal to the then current offering price less the sales fees (consisting of selling commissions and the dealer manager fee) associated with that class of units.”

2.	The first sentence of the second paragraph of the section titled “Unit Repurchase Program” on page 165 of the Prospectus is deleted in its entirety and replaced with the following clarifying disclosure:

“Beginning June 11, 2014, we commenced a unit repurchase program pursuant to which we conduct quarterly unit repurchases of up to 5% of our weighted average number of outstanding units in any 12-month period to allow our unitholders, who have held our units for a minimum of one year, to sell their units back to us at a price equal to the then current offering price less the sales fees (consisting of selling commissions and the dealer manager fee) associated with that class of units.”

G.	Update to Sections Titled “Prospectus Summary—Distribution Reinvestment Plan” and “Distribution Reinvestment Plan”

The second sentence of the section titled “Prospectus Summary—Distribution Reinvestment Plan” and the fifth sentence of the section titled “Distribution Reinvestment Plan—Unit Repurchases” on pages 22 and 167 of the Prospectus, respectively, are deleted in their entirety and replaced with the following clarifying disclosure:

“Units under our distribution reinvestment plan are offered at a price equal to the then current offering price per unit less the sales fees (consisting of selling commissions and the dealer manager fee) associated with that class of units in the primary offering.”